Issuer Free Writing Prospectus filed pursuant to Rule 433 supplementing the
Preliminary Prospectus Supplement dated October 5, 2009 and the
Prospectus dated July 27, 2009
Registration No. 333-160834
October 9, 2009
Media: Kyle Johnson, +1 (314) 674-8552

Investors: Susannah Livingston, +1 (314) 674-8914
Solutia Announces Pricing of $400 Million of
Senior Unsecured Notes
•	Corporate rating upgraded

•	Credit agreement amendments approved
ST. LOUIS, October 9, 2009 Solutia Inc. (NYSE: SOA) today announced that it has priced a public offering of $400 million aggregate principal amount of senior unsecured notes due 2017, $100 million more than previously announced. The notes will bear an interest rate of 8.75 percent per annum. The notes were priced at par, resulting in net proceeds to the Company of $391 million after deducting underwriting discounts and commissions.
Solutia expects to close the offering on October 15, 2009, subject to customary closing conditions. Solutia intends to use the net proceeds from the offering to prepay $300 million aggregate principal amount of its senior secured term loans and for general corporate purposes.
Solutia’s corporate credit rating was upgraded from B stable to B+ positive outlook by Standard and Poor’s Corporation (S&P) and Moody’s Investor Service maintained its current B1 rating. Solutia expects the senior unsecured notes will be rated B by S&P and B2 by Moody’s.
Solutia has received requisite lender approval for amendments to its ABL and Term Loan credit agreements which will become effective upon, among other things, the application of a portion of the net proceeds of the notes to prepay the term loans. The amendments will, among other things, provide Solutia greater operational and strategic flexibility and increase its liquidity and covenant cushion.
Deutsche Bank Securities Inc., Jefferies & Company, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering.
The notes are being sold under a shelf registration statement filed with the Securities and Exchange Commission. This offering will be made solely by means of a prospectus and prospectus supplement, a copy of which may be obtained on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement can be obtained by contacting Deutsche Bank Securities Inc., 100 Plaza One, Second Floor, Jersey City, NJ 07311, telephone: 1-800-503-4611;

Jefferies & Company, Inc., 520 Madison Avenue, New York, NY 10022, telephone: 1-888-449-2342; Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, telephone: 1-877-858-5407; or J.P. Morgan Securities Inc., 270 Park Avenue New York, NY 10017, telephone: 1-212-834-4533.
This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.
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Forward Looking Statements
This press release contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “may,” “will,” “intends,” “plans,” “estimates,” “estimated,” or “anticipates,” or other comparable terminology, or by discussions of strategy, plans or intentions. These statements are subject to risks and uncertainties, including without limitation, general market conditions, the market for the company’s securities, the performance of the company’s business and other risks detailed from time to time in the company’s filing with the Securities and Exchange Commission.
Corporate Profile
Solutia is a market-leading performance materials and specialty chemicals company. The company focuses on providing solutions for a better life through a range of products, including: Saflex® interlayer for laminated glass; CPFilms® aftermarket window films sold under the LLumar® brand and others; and technical specialties including the Flexsys® family of chemicals for the rubber industry, Skydrol® aviation hydraulic fluid and Therminol® heat transfer fluid. Solutia’s businesses are world leaders in each of their market segments. With its headquarters in St. Louis, Missouri, USA, the company operates globally with approximately 3,100 employees in more than 60 locations. More information is available at www.Solutia.com.
Source: Solutia Inc.
St. Louis
10/9/09

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